UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518106, China

+86 0755 2759-5623

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 31, 2024, our board of directors has approved the adoption of the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan (the “Plan”), a copy of which is filed herewith as Exhibit 4.1. Under the Plan, we will be permitted to grant share options, restricted shares, restricted share units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified directors, employees, franchisees and other individuals. The maximum number of shares which may be issued or issuable under the Plan is limited to 20% of our issued and outstanding ordinary shares as of the date of the approval of the Plan, to be increased on the first day of each fiscal year of the Company during the term of the Plan commencing with the fiscal year beginning July 1, 2024, by an amount equal to 1.0% of the total number of issued and outstanding ordinary shares on the last day of the immediately preceding fiscal year.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan
99.1	Press Release of the Company, dated October 31, 2024, regarding the Adoption of Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2024

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chief Executive Officer

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